UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
     (Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

COMMISSION FILE NUMBER: 0-15423

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BANCTRUST FINANCIAL GROUP, INC. EMPLOYEE SAVINGS & PROFIT
SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BANCTRUST FINANCIAL GROUP, INC.
107 Saint Francis Street, Mobile, AL 36602

BANCTRUST FINANCIAL GROUP, INC. EMPLOYEE SAVINGS & PROFIT SHARING PLAN FINANCIAL REPORT DECEMBER 31, 2011

BANCTRUST FINANCIAL GROUP, INC.
EMPLOYEE SAVINGS & PROFIT SHARING PLAN

FINANCIAL REPORT
DECEMBER 31, 2011

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of net assets available for benefits	2
Statement of changes in net assets available for benefits	3
Notes to financial statements	4-10

SUPPLEMENTARY INFORMATION

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator
BancTrust Financial Group, Inc.
Employee Savings & Profit Sharing Plan

          We have audited the accompanying statements of net assets available for benefits of BancTrust Financial Group, Inc. Employee Savings & Profit Sharing Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

          Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mauldin & Jenkins, LLC

Birmingham, Alabama
June 28, 2012

BANCTRUST FINANCIAL GROUP, INC.
EMPLOYEE SAVINGS & PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2011 AND 2010

	2011	2010
Assets

Cash and cash equivalents	$14,801	$-

Investments, at fair value:
Mutual funds	17,403,295	17,948,688
Money market funds	2,043,248	2,149,686
BancTrust Financial Group, Inc. common stock	353,267	649,643
Total investments	19,799,810	20,748,017

Receivables:
Employer contribution	-	842
Accrued income	2,284	4,708
Other	-	15,782
Total receivables	2,284	21,332

Assets available for benefit	19,816,895	20,769,349

Liabilities
Due to broker for securities purchased	-	14,479

Net assets available for benefits	$19,816,895	$20,754,870

See accompanying notes to the financial statements.

BANCTRUST FINANCIAL GROUP, INC.
EMPLOYEE SAVINGS & PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2011

Additions to net assets attributed to:
Net investment income (loss):
Interest and dividends	$387,433
Net depreciation in fair value of investments	(624,919)
(237,486)
Contributions:
Employer	573,330
Participants	954,189
Rollovers	177
1,527,696

Total additions	1,290,210

Deductions from net assets attributed to:
Benefits paid to participants	2,228,185
2,228,185

Net decrease in net assets available for benefits	(937,975)

Net assets available for benefits:
Beginning of year	20,754,870

End of year	$19,816,895

See accompanying notes to the financial statements.

BANCTRUST FINANCIAL GROUP, INC.
EMPLOYEE SAVINGS & PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1.	PLAN DESCRIPTION

The following description of the BancTrust Financial Group, Inc. Employee Savings & Profit Sharing Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established January 1, 1998 by BancTrust Financial Group, Inc. (the “Company”).  The Plan is available to all employees of the Company and its subsidiaries having at least one month of service and being 21 years of age or older.  In addition, any employee or participant whose employment has been terminated and who is subsequently reemployed is eligible to participate.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan Administration

The Plan’s assets are held, and the Plan is administered by, the Trust and Wealth Management Department of BancTrust (the “Trustee”), a subsidiary of the Company.

Contributions

A participant may elect to contribute a specific percentage up to 75% of bimonthly or monthly compensation (as defined by the Plan), subject to certain limitations.  The Company matches employee contributions in accordance with the following schedule: 100% for the first 2% of employee contributions, 75% for the second 2% of employee contributions, 50% for the third 2% of employee contributions, up to a maximum of 75% of 6% employee contributions.  Additional discretionary amounts may be contributed at the option of the Company’s Board of Directors.  No discretionary contribution was made for the years ended December 31, 2011 and 2010.  Participants direct the investment of their contributions into various investment options as made available and determined by the Plan Administrator.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s matching contribution and discretionary contribution, if any, and Plan earnings or losses, and charged with an allocation of certain administrative expenses, if any.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeitures

At December 31, 2011 and 2010, forfeited nonvested accounts totaled $5,626 and $0, respectively.  The forfeited nonvested accounts are used to reduce employer matching contributions or to pay certain expenses of the Plan.  Any excess forfeitures shall be allocated to remaining participants' accounts. No forfeitures were used to reduce contributions or pay expenses during 2011.

NOTES TO FINANCIAL STATEMENTS

NOTE 1.	PLAN DESCRIPTION (Continued)

Vesting

Participants are immediately vested in their contributions plus actual earnings or losses thereon.  Vesting in the remainder of their account is based on years of credited service.  Participants become 100% vested after three years of credited service for matching contributions and for additional discretionary employer contributions. There is no vesting before three years of credited service.

A participant also becomes fully vested in his or her account balance on the first day of the month coincident with or following the participant’s sixty-fifth birthday or upon death or termination of employment due to disability.

Investment Options

Participants may direct their contributions, and any related earnings or losses thereon, into various investment options including money market funds, mutual funds, or Company common stock.  The underlying assets of mutual funds are invested in publicly traded equity, debt and other securities.

Payment of Benefits

Upon termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum payment amount equal to the value of the participant's vested interest in his or her account, or installment payments no less frequent than annually.  Such distributions are generally paid in the form of cash; however, if the participant has investments in the common stock of the Company, the participant may elect an in-kind distribution of the participant’s account balance in the common stock of Company.

Administrative Expenses

Plan administrative expenses, with the exception of trustee fees, are paid by the Company. There were no trustee fees paid by the Plan or the Company during 2011.

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented on the accrual basis of accounting, in accordance with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from these estimates.

NOTES TO FINANCIAL STATEMENTS

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 4 for discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded as earned on the accrual basis.  Dividend income is recorded on the ex-dividend date.  Net depreciation in fair value of investments, as recorded in the accompanying statement of changes in net assets available for benefits, includes changes in fair value of investments acquired, sold, or held during the year.

Payment of Benefits

Benefits are recorded when paid.

Reclassification

Certain amounts in the 2010 financial statements have been reclassified to conform to the 2011 presentation. The reclassification had no effect on total net assets available for benefits.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements (ASU 2010-06), which requires entities to make disclosures about recurring and nonrecurring fair value measurements.  In accordance with ASU 2010-06, the reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers.  ASU 2010-06 also requires an entity to present separately information about purchases, sales, issuances, and settlements in the reconciliation of fair value measurements using significant unobservable inputs (Level 3).  The disclosures in ASU 2010-06 are effective for interim and annual reporting periods beginning after December 15, 2009, and were adopted in 2010, except for purchases, sales, issuances, and settlements in the roll forward activity in Level 3 fair value measurements.  Those disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years and were adopted in 2011.

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04).  ASU 2011-04 amended FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, to provide a consistent definition on fair value and improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs.  Some of the amendments clarify the application of existing fair value measurement and disclosure requirements, while other amendments change a particular principle or requirement for measuring fair value or disclosing information about fair value measurements.  The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011.  Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan's financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 3.	INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2011 and 2010 are as follows:

	December 31,
	2011	2010

Washington Mutual Investors Fund	$2,847,897	$3,007,802
American Balanced Fund	3,709,297	3,731,301
Prime Obligation Fund # 10	2,029,402	2,139,264
AMCAP Fund	2,280,622	2,347,762
Fundamental Investors Fund	1,885,606	2,059,474
American New Perspective Fund	1,645,213	1,848,436
Capital Income Builder Fund	1,797,184	1,842,637

During the year ended December 31, 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in fair value as follows:

Mutual funds	$(374,783)
BancTrust Financial Group, Inc. common stock	(250,136)
$(624,919)

NOTE 4.	FAIR VALUE MEASUREMENTS

In accordance with the Fair Value Measurements and Disclosures topic (FASB ASC 820), the Plan measures the fair value of Plan assets using the fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal market for that asset or liability.  These measurements are classified into a hierarchy framework by the inputs used to perform the fair value calculation.  The hierarchy prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

	Level 1	Observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

Level 2
Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

	Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

When available, quoted market prices are used to determine the fair value of investments held in the Plan and such items are classified within Level 1 of the fair value hierarchy.  An example is mutual funds with available market prices.  The level to which an asset or liability is classified is based upon the lowest level of input that is significant to the fair value measurements.  A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below.  There have been no changes in valuation methodologies at December 31, 2011 compared to December 31, 2010.

NOTES TO FINANCIAL STATEMENTS

NOTE 4.	FAIR VALUE MEASUREMENTS (Continued)

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds and money market funds: Valued at the net asset value (NAV) of shares held by the Plan at year end.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2011 and 2010:

		Fair Value Measurements at December 31, 2011
	Fair Value	(Level 1)	(Level 2)	(Level 3)
Mutual Funds:
Mid-cap funds	$802,499	$802,499	$-	$-
Large-cap funds	7,338,869	7,338,869	-	-
International funds	2,476,663	2,476,663	-	-
Balanced funds	5,506,481	5,506,481	-	-
Fixed income funds	1,039,804	1,039,804	-	-
Other	238,979	238,979	-	-
Money Market Funds	2,043,248	2,043,248	-	-
Common Stock:
BancTrust Financial Group, Inc.	353,267	353,267	-	-

Total assets at fair value	$19,799,810	$19,799,810	$-	$-

		Fair Value Measurements at December 31, 2010
	Fair Value	(Level 1)	(Level 2)	(Level 3)
Mutual Funds:
Mid-cap funds	$863,432	$863,432	$-	$-
Large-cap funds	7,724,042	7,724,042	-	-
International funds	2,655,051	2,655,051	-	-
Balanced funds	5,573,938	5,573,938	-	-
Fixed income funds	898,443	898,443	-	-
Other	233,782	233,782	-	-
Money Market Funds	2,149,686	2,149,686	-	-
Common Stock:
BancTrust Financial Group, Inc.	649,643	649,643	-	-

Total assets at fair value	$20,748,017	$20,748,017	$-	$-

NOTES TO FINANCIAL STATEMENTS

NOTE 5.	RELATED PARTY TRANSACTIONS

The Trustee, the Trust and Wealth Management Department of BancTrust, acts as trustee, custodian and record keeper of the Plan.  The Trustee is a subsidiary of the Company.  Additionally, at December 31, 2011 and 2010, the Plan owned $353,267 (284,893 shares) and $649,643 (243,312 shares), respectively, in Company stock.  No dividends were paid on Company stock during 2011.

NOTE 6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants become 100% vested in their account balances.

NOTE 7.	TAX STATUS

The Plan obtained its latest determination letter on March 30, 2008 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter.  Although the Plan has been amended from the original prototype document, Plan management believes that the Plan is currently being operated in accordance with the IRC.

Generally accepted accounting principles require the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011 and 2010, respectively, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for years prior to 2008.

NOTE 8.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTES TO FINANCIAL STATEMENTS

NOTE 9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2011 and 2010 to Form 5500:

	2011	2010

Net assets available for benefits per financial statements	$19,816,895	$20,754,870
Cash to accrual adjustment for accrued interest and dividends	(2,284)	(4,708)
Net assets available for benefits per the Form 5500	$19,814,611	$20,750,162

The following is a reconciliation of changes in net assets available for benefits per the financial statements at December 31, 2011 to Form 5500:

2011

Change in net assets available for benefits per the financial statements	$(937,975)
Cash to accrual adjustment for accrued interest and dividends	2,424
Change in net assets available for benefits per the Form 5500	$935,551

NOTE 10.	SUBSEQUENT EVENTS

The Plan Administrator has evaluated subsequent events through June 28, 2012. Through that date there are no items to disclose except as discussed below.

On May 28, 2012, BancTrust Financial Group, Inc. (“BancTrust”) entered into a definitive agreement and plan of reorganization with Trustmark Corp. (“Trustmark”).  Under the terms of the agreement, BancTrust will merge with and into Trustmark, with Trustmark continuing as the surviving corporation.  Upon the effectiveness of the merger, each share of BancTrust common stock will be converted into the right to receive 0.125 shares in Trustmark common stock, in a tax free exchange.  Based upon a price of $24.66 per share of Trustmark common stock, the transaction is valued at approximately $55.4 million, or $3.08 per share of BancTrust common stock.

SUPPLEMENTAL SCHEDULE

BANCTRUST FINANCIAL GROUP, INC.
EMPLOYEE SAVINGS & PROFIT SHARING PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2011

Employer Identification Number: 63-0909434
Three-digit Plan Number: 002

	Description of Investment
	Including Maturity Date,
Identity of Issuer, Borrower,	Rate of Interest, Collateral	Cost of	Current
Lessor, or Similar Party	Par or Maturity Value	Acquisition	Value

Federated U.S. Treasury	Treasury Obligation Fund #68	$ **	$13,846
Federated Money Market	Prime Obligation Fund #10	**	2,029,402
	Total money market funds		2,043,248

The American Funds	AMCAP Fund	**	2,280,622
The American Funds	American Balanced Fund	**	3,709,297
The American Funds	Bond Fund of America	**	398,281
The American Funds	Capital Income Builder Fund	**	1,797,184
The American Funds	Fundamental Investors Fund	**	1,885,606
The American Funds	American New Perspective Fund	**	1,645,213
The American Funds	Washington Mutual Investors Fund	**	2,847,897
The American Funds	Europacific Growth Fund	**	831,450
Federated Investors	Federated Kaufman Fund Class A #66	**	520,822
Federated Investors	Federated Mid-Cap Growth Strategy Fund Class A #677	**	281,677
Federated Investors	Federated Income Trust #36	**	641,523
T. Leavell & Associates, Inc.	Government Street Equity Fund	**	324,744
Old Mutual Investment Funds	Old Mutual Focused Fund	**	238,979
	Total mutual funds		17,403,295

*BancTrust Financial Group, Inc.	Common stock	**	353,267

	Total investments		$19,799,810

*Represents a party-in-interest.
** Cost information not included as investments are participant directed

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 28, 2012
BancTrust Financial Group, Inc.
Employee Savings & Profit Sharing Plan
By: The Trust Department of BankTrust, as its
Trustee
By: /s/Robert B. Doyle, III
Robert B. Doyle, III
As its Executive Vice President

EXHIBIT INDEX

Exhibit No.	Description of Exhibit	Page No.

23.1	Consent of Independent Registered Public Accounting Firm